[ACNB Corporation Letterhead]

October 16, 2019

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Request for Acceleration of Effectiveness

ACNB Corporation

Registration Statement on Form S-4

File No. 333-233791

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ACNB Corporation (the “Company”) hereby requests that the Company’s above-referenced Registration Statement on Form S-4 be declared effective on Friday, October 18, 2019 at 3:00 PM, Eastern Time, or as soon as practicable thereafter.

Please contact our counsel, Erik Gerhard, Bybel Rutledge LLP at 717-731-8302 or gerhard@bybelrutledge.com, should you have any questions with respect to this request and to confirm effectiveness of the Registration Statement.

Yours truly,

ACNB CORPORATION

By:	/s/ James P. Helt
James P. Helt
President & Chief Executive Officer